                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             Alliance Imaging, Inc.
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                  018606-10-3
                                 (CUSIP Number)

                                      ---

                            ROBERT E. HEALING, ESQ.
                           GENERAL ELECTRIC COMPANY
                             3135 EASTON TURNPIKE
                         FAIRFIELD, CONNECTICUT 06431
                                 (203)373-2243

      (Name, address, including zip code, and telephone number, including area code of agent for service)


                                   Copies to:


                             RONALD S. BEARD, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                             333 SOUTH GRAND AVENUE
                      LOS ANGELES, CALIFORNIA  90071-3197
                                 (213) 229-7000


                               December 31, 1996
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

                                  SCHEDULE 13D

CUSIP No. 018606-10-3                                   Page 2 of ___ Pages
1    NAMES OF REPORTING PERSON
     General Electric Company
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (I.R.S. # 14-0689340)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [  ]
                                                                (b)  [  ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

   NUMBER OF       7    SOLE VOTING POWER
    SHARES              4,550,000
 BENEFICIALLY           (see Item 5(a))
   OWNED BY        8    SHARED VOTING POWER
     EACH               0
   REPORTING       9    SOLE DISPOSITIVE POWER
    PERSON              4,550,000
     WITH               (see Item 5(a))
                   10   SHARED DISPOSITIVE POWER
                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON 4,550,000 (see Item 5(a))

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.5%

14   TYPE OF REPORTING PERSON*
     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1 - SECURITY AND ISSUER
----------------------------

     This statement relates to the Common Stock, $0.01 par value per share ("Common Stock"), of Alliance Imaging, Inc., a Delaware corporation ("Alliance"), having its principal executive offices at 3111 North Tustin Avenue, Orange, California 92865.

Item 2 - IDENTITY AND BACKGROUND
--------------------------------

     This statement is filed by General Electric Company, a New York corporation ("GE") with principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

     For information with respect to the identity and background of each director and executive officer of GE, see Schedule I attached hereto.

     During the last five years, neither GE nor, to its best knowledge, any person identified on Schedule I has, except as set forth on Schedule II hereto
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which GE or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation withrespect to such laws.

     To the best knowledge of GE, all persons identified on Schedule I are United States citizens, except that Paolo Fresco, Vice Chairman of the Board and an executive officer of GE, is an Italian citizen and Claudio X. Gonzalez, a director of GE, is a Mexican citizen.

Item 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

     On December 31, 1996, GE acquired a Senior Bridge Note of Alliance, a copy of which is attached as Exhibit 1 hereto (the "Note"). The Note was issued to GE to evidence an unsecured loan made by GE in the amount of $18,000,000 pursuant to a Bridge Loan Agreement dated as of December 31, 1996 (the "Bridge Loan Agreement") between GE and Alliance, a copy of which is attached as Exhibit 2 hereto. The maturity date of the Note is February 28, 1997, but under certain circumstances GE may, at its option, extend the maturity date to March 31, 1997.

     GE may, at its election (the "Conversion Option") at any time prior to February 28, 1997, enter into a series of transactions with Alliance (collectively, the "Conversion Transactions"). The Conversion Transactions include (i) the conversion of the Note into 18,000 shares of Alliance's Series D 4% Cumulative Redeemable Convertible Preferred Stock (the "Series D Preferred Stock") and (ii) the conversion of $9,000,000 in principal amount due to GE under the Note Purchase Agreement dated as of April 14, 1989, as amended to the date hereof (the "Note Purchase Agreement") currently evidenced by a 7.5% Senior Note Due 2003 (the "Senior Note") into a note evidenced by a senior note (the "Convertible Senior Note") convertible, under certain circumstances, into shares of Alliance's Series E 4% Cumulative Redeemable Convertible Preferred Stock (the "Series E Preferred Stock"). If GE does not timely elect to exercise the Conversion Option, then the maturity date with respect to the Note will automatically be extended to March 31, 1997, and GE's Conversion Option will
lapse; provided, however, that if for any reason all or part of the outstanding
       --------  -------
principal under the Note is still unpaid after the maturity date (as extended, if applicable), then GE shall at and after such time have the Conversion Option.

     The rights, terms, and privileges of the Series D Preferred Stock are set forth in a Certificate of Designation (the "Series D Certificate of Designation"), a copy of which is attached hereto as Exhibit 3. The Series D Preferred Stock is nonvoting preferred stock. Each share of Series D Preferred Stock is convertible at any time through December 31, 2006 at the holder's option into shares of Alliance Common Stock at a conversion price of $6.00 per share of Common Stock (with such conversion price being subject to certain adjustments). Accordingly, if GE were to exercise the Conversion Option, and then immediately exercise its right to convert its shares of Series D Preferred Stock into Common Stock, GE would be entitled to approximately 3,000,000 shares of Alliance Common Stock on account of its original loan under the Bridge Loan Agreement (assuming no interim adjustments in the conversion price). Under the terms of the Series D Certificate of Designation, each holder has the right under certain circumstances to require Alliance to repurchase or redeem all or part of the shares of Series D Preferred Stock held by such holder, subject to certain conditions (and in certain cases, at a price premium to the face amount of each such share). In addition, under certain conditions, Alliance has the right to redeem the outstanding shares of Series D Preferred Stock (in certain cases, at a price premium to the face amount of each such share).

     The foregoing response to this Item 3 is qualified in its entirety by reference to the Note, the Bridge Loan Agreement, and the Series D Certificate of Designation, each of which is hereby incorporated herein.

Item 4 - PURPOSE OF TRANSACTION
-------------------------------

     GE has made the loan evidenced by the Note to provide Alliance funds solely
(i) to make certain payments due from Alliance to the holders of its Series A Preferred Stock and Alliance's 7.50% Senior Subordinated Debentures due 2005,
(ii) to make payments with respect to certain transaction costs incurred by GE, and (iii) to the extent any proceeds remain after the payments set forth in items (i) and (ii) above, for general working capital purposes. GE has acquired its rights under the Bridge Loan Agreement and the Note (including, to the extent applicable, its rights thereunder to acquire Common Stock of Alliance) as a possible future investment in the ordinary course of business, and not with the purpose of changing control of Alliance. GE intends to review on a continuing basis its loan to Alliance, including Alliance's business, financial condition and operating results and general market and industry conditions and, based upon such review, will determine whether or not to enter into the Conversion Transactions or other transactions relating to the securities of Alliance.

     GE may change its current intentions, acquire additional Common Stock or rights that are convertible into or exercisable for Common Stock or take any other action with respect to Alliance or any of its debt or equity securities in any manner permitted by law. Other than as set forth herein, GE has no current plans which relate to or would result in any of the events described in Items
(a) through (j) of the instructions to this Item 4 of Schedule 13D.

Item 5 - INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

     (a) The responses to Item 3 and Item 6 are incorporated by reference herein. Under the assumptions set forth in those Items, GE has the right to acquire approximately 4,550,000 shares of Common Stock (representing 29.5% of the shares of Common Stock that as a result of the issuance of the foregoing shares would be outstanding, based on 10,867,388 shares of Common Stock reported by Alliance as outstanding as of October 31, 1996), which number is subject to adjustment under various circumstances.

     (b) GE has sole voting and investment power with respect to the securities that are the subject of this Schedule 13D.

     (c) On November 6, 1996, Alliance issued to GE a warrant (the "Warrant") to purchase an aggregate of 50,000 shares of Common Stock. The Warrant has a term of three years and an exercise price per share equal to $5.00 (subject to certain adjustments).

     (d) No other person is known to GE to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities that are the subject of this Schedule 13D.

     (e)  Not applicable.

Item 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------------------------------------------------------------------------------
     TO SECURITIES OF THE ISSUER
     ---------------------------

     The current principal balance due to GE from Alliance with respect to the loan evidenced by the Senior Note under the Note Purchase Agreement is approximately $9,000,000. If GE exercises its Conversion Option, the Note Purchase Agreement shall be amended and the Senior Note shall be converted into the Convertible Senior Note. The Convertible Senior Note, if and when issued, shall be convertible at GE's option any time after January 1, 1998 into shares of Alliance Series E Preferred Stock. The rights, terms, and privileges of the Series E Preferred Stock are set forth in a Certificate of Designation (the "Series E Certificate of Designation"). The Series E Preferred Stock is nonvoting preferred stock. Each share of Series E Preferred Stock, if and when issued, shall be convertible at any time through December 31, 2006 at the holder's option into shares of Alliance Common Stock at a conversion price (the "Conversion Price") equal to the greater of (i) the Market Price as of the issue date (as defined in the Series E Certificate of Designation) and (ii) the Base Conversion Price (initially, $6 per share of Common Stock), subject to certain adjustments. Accordingly, if GE were to exercise the Conversion Option, and then immediately after January 1, 1998, exercise its right to convert the outstanding principal amount due under the Convertible Senior Note into Series E Preferred Stock, and then immediately exercise its right to convert the shares of Series E Preferred Stock into Common Stock, GE would be entitled to approximately 1,500,000 shares of Alliance Common Stock on account of the conversion of the debt evidenced by the Senior Note into Common Stock (assuming the Conversion Price was $6.00 per share). Under the terms of the Series E Certificate of Designation, each holder under certain circumstances will have the right to require Alliance to repurchase or redeem all or part of the shares of Series E Preferred Stock held by such holder, subject to certain conditions (and in certain cases, at a price premium to the face amount of each such share). In addition, under certain conditions, Alliance has the right to redeem the outstanding shares of Series E Preferred Stock (in certain cases, at a price premium to the face amount of each such share).

     On November 6, 1996, Alliance issued to GE a warrant (the "Warrant") to purchase an aggregate of 50,000 shares of Common Stock. The Warrant has a term of three years and an exercise price per share equal to $5.00 (subject to certain adjustments).

     Alliance has granted GE certain registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrant, and has agreed to provide registration rights with respect to the shares of Common Stock issuable upon conversion of the Series D Preferred Stock and the Series E Preferred Stock.

Item 7 -  MATERIAL TO BE FILED AS EXHIBITS.
-------------------------------------------

     (1)  Senior Bridge Note dated December 31, 1996

     (2)  Bridge Loan Agreement dated December 31, 1996

     (3) Certificate of Designation, Preferences and Rights of Series D 4% Cumulative Redeemable Convertible Preferred Stock

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                GENERAL ELECTRIC COMPANY

     By: /s/ Robert E. Healing

     Name:   Robert E. Healing

     Title:  Corporate Counsel

     Dated:  January 10, 1997

                                      SCHEDULE I

                            GENERAL ELECTRIC COMPANY
                                      DIRECTORS

                                         PRESENT                     PRESENT
NAME                               BUSINESS ADDRESS             PRINCIPAL OCCUPATION
----------------                ------------------------        ----------------------

D.W. Calloway                   PepsiCo, Inc.                   Chairman of the Board,
                                700 Anderson Hill Road            PepsiCo, Inc.
                                Purchase, NY 10577

S.S. Cathcart                   222 Wisconsin Avenue            Director and Retired
                                Suite 103                         Chairman, Illinois Tool
                                Lake Forest, IL 60045             Works

D.D. Dammerman                  General Electric Company        Senior Vice President-
                                3135 Easton Turnpike              Finance, General
                                Fairfield, CT 06431               Electric Company

P. Fresco                       General Electric Company        Vice Chairman of the
                                (U.S.A.)                          Board and Executive
                                3 Shortlands, Hammersmith         Officer, General
                                London, W6 8BX, England           Electric Company

C.X. Gonzalez                   Kimberly-Clark de Mexico,       Chairman of the Board
                                  S.A. de C.V.                    and Chief Executive
                                Jose Luis Lagrange 103,           Officer
                                Tercero Piso                      Kimberly-Clark de Mexico,
                                Colonia Los Morales               S.A. de C.V.
                                Mexico, D.F. 11510, Mexico

R.E. Mercer                     General Electric Company        Retired Chairman of the
                                3135 Easton Turnpike              Board and former
                                Fairfield, CT 06431               Director, The Goodyear
                                                                  Tire & Rubber Company

G.G. Michelson                  Federated Department Stores     Former Member of the
                                151 West 34th Street              Board of Directors -
                                New York, NY 10001                Federated Department
                                                                  Stores

S. Nunn                         King and Spalding               Partner
                                191 Peachtree Street, N.E.
                                Atlanta, Georgia 30303

J.D. Opie                       General Electric Company        Vice Chairman of the
                                3135 Easton Turnpike              Board and Executive
                                Fairfield, CT 06431               Officer




                               PRESENT                     PRESENT
NAME                      BUSINESS ADDRESS          PRINCIPAL OCCUPATION
------------------   ---------------------------   -----------------------

R.S. Penske          Penske Corporation            President, Penske
                     13400 Outer Drive, West         Corporation
                     Detroit, MI 48239-4001

B.S. Prieskel        Suite 3125                    Former Senior Vice
                     60 East 42nd Street             President, Motion
                     New York, NY 10165              Picture Associations
                                                     of America

F.H.T. Rhodes        Cornell University            President Emeritus
                     3104 Snee Building              Cornell University
                     Ithaca, NY 14853

A.C. Sigler          Champion International        Retired Chairman of the
                      Corporation                    Board and CEO
                     1 Champion Plaza                and former Director,
                     Stamford, CT 06921              Champion International
                                                     Corporation

D.A. Warner III      J. P. Morgan & Co., Inc.      Chairman of the Board,
                     & Morgan Guaranty Trust Co.     President, and Chief
                     60 Wall Street                  Executive Officer,
                     New York, NY 10260              J.P. Morgan & Co.
                                                     Incorporated and Morgan
                                                     Guaranty Trust Company

J.F. Welch, Jr.     General Electric Company       Chairman of the Board
                    3135 Easton Turnpike            and Chief Executive
                    Fairfield, CT 06431             Officer, General
                                                    Electric Company

                                Citizenship
                                -----------

                    C. X. Gonzalez                 Mexico
                    P. Fresco                      Italy
                    All Others                     U.S.A.



January 7, 1997
(g:\common\13D D&O List

                  GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS


                                 PRESENT                     PRESENT
NAME                         BUSINESS ADDRESS         PRINCIPAL OCCUPATION
---------------------   --------------------------   -----------------------

J.F. Welch, Jr.         General Electric Company     Chairman of the Board
                        3135 Easton Turnpike           and Chief Executive
                        Fairfield, CT 06431            Officer

P. Fresco               General Electric Company     Vice Chairman of the
                        (U.S.A.)                       Board and Executive
                        3 Shortlands, Hammersmith      Officer
                        London, W6 8BX, England

P.D. Ameen              General Electric Company     Vice President and
                        3135 Easton Turnpike           Comptroller
                        Fairfield, CT 06431

J.R. Bunt               General Electric Company     Vice President and
                        3135 Easton Turnpike           Treasurer
                        Fairfield, CT 06431

D.L. Calhoun            General Electric Company     Vice President -
                        2901 East Lake Road            GE Transportation
                        Erie, PA 16531                 Systems

W.J. Conaty             General Electric Company     Senior Vice President -
                        3135 Easton Turnpike           Human Resources
                        Fairfield, CT 06431

D. M. Cote              General Electric Company     Vice President -
                        3135 Easton Turnpike           GE Appliances
                        Fairfield, CT 06431

D.D. Dammerman          General Electric Company     Senior Vice President -
                        3135 Easton Turnpike           Finance
                        Fairfield, CT 06431

L.S. Edelheit           General Electric Company     Senior Vice President -
                        P. O. Box 8                    Corporate Research
                        Schenectady, NY 12301          and Development

B.W. Heineman, Jr.      General Electric Company     Senior Vice President -
                        3135 Easton Turnpike           General Counsel
                        Fairfield, CT 06431            and Secretary

J. R. Immelt            General Electric Company     Senior Vice President -
                        P.O. Box 414                   GE Medical Systems
                        Milwaukee, WI 53201

W.J. Lansing            General Electric Company     Vice President-
                        3135 Easton Turnpike           Corporate Business
                        Fairfield, CT 06431            Development

W.J. McNerney, Jr.      General Electric Company     Senior Vice President -
                        Nela Park                      GE Lighting
                        Cleveland, OH  44122



                           PRESENT                    PRESENT
NAME                   BUSINESS ADDRESS        PRINCIPAL OCCUPATION
----------------   ------------------------   -----------------------

E.F. Murphy        General Electric Company   Senior Vice President -
                   1 Newmann Way                GE Aircraft Engines
                   Cincinnati, OH 05215

R.L. Nardelli      General Electric Company   Senior Vice President -
                   1 River Road                 GE Power Systems
                   Schenectady, NY 12345

R.W. Nelson        General Electric Company   Vice President -
                   3135 Easton Turnpike         Corporate Financial
                   Fairfield, CT 06431          Planning and Analysis

J.D. Opie          General Electric Company   Vice Chairman of the
                   3135 Easton Turnpike         Board and Executive
                   Fairfield, CT 06431          Officer

G.M. Reiner        General Electric Company   Senior Vice President -
                   3135 Easton Turnpike         Chief Information
                   Fairfield, CT 06431          Officer

G.L. Rogers        General Electric Company   Senior Vice President -
                   1 Plastics Avenue            GE Plastics
                   Pittsfield, MA 01201

J.W. Rogers        General Electric Company   Vice President -
                   1635 Broadway                GE Motors
                   Fort Wayne, IN 46801

L.G. Trotter       General Electric Company   Vice President -
                   41 Woodford Avenue           GE Electrical
                   Plainville, CT 06062         Distribution and
                                                Control

                                 Citizenship
                                 -----------

                   P. Fresco             Italy
                   All Others            U.S.A.




January 10, 1997

                                 RECENT GE CONVICTIONS
                                 ---------------------



1.   United States ex rel. Taxpayers Against Fraud and Chester L. Walsh v.
     ---------------------------------------------------------------------
     General Electric Company
     ------------------------

     On November 15, 1990, an action under the federal False Claims Act, 31 U.S.C. (S)(S) 3729-32, was filed under seal against General Electric Company ("GE") in the United States District Court for the Southern District of Ohio. The qui tam action, brought by an organization called Taxpayers Against Fraud and an employee of GE's Aircraft Engines division ("GEAE"), alleged that GEAE, in connection with its sales of F110 aircraft engines and support equipment to Israel, made false statements to the Israeli Ministry of Defense (MoD), causing MoD to submit false claims to the United States Department of Defense under the Foreign Military Sales Program. Senior GE management became aware of possible misconduct in GEAE's Israeli F110 program in December 1990. Before learning of the sealed qui tam suit, GE immediately made a voluntary disclosure to the Departments of Defense and Justice, promised full cooperation and restitution, and began an internal investigation. In August 1991, the federal court action was unsealed, and the Department of Justice intervened and took over responsibility for the case.

     On July 22, 1992, after GE had completed its investigation and made a complete factual disclosure to the U.S. government as part of settlement discussions, the United States and GE executed a settlement agreement and filed a stipulation dismissing the civil action. Without admitting or denying the allegations in the complaint, GE agreed to pay $59.5 million in full settlement of the civil fraud claims. Also on July 22, 1992, in connection with the same matter, the United States filed a four count information charging GE with violations of 18 U.S.C. (S) 287 (submitting false claims against the United States), 18 U.S.C. (S)1957 (engaging in monetary transactions in criminally derived property), and 15 U.S.C. (S)(S) 78m(b)(2)(A) and 78ff(a) (inaccurate books and records), and 18 U.S.C. (S) 371 (conspiracy to defraud the United States and to commit offenses against the United States). The same day, GE and the United States entered a plea agreement in which GE agreed to waive indictment, plead guilty to the information, and pay a fine of $9.5 million. GE was that day sentenced by the federal court in accordance with the plea agreement.


2.   Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited
     ----------------------------------------------------------------------
     (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

     In April, 1994, GEMS' U.K. subsidiary, IGE Medical Systems Limited (IGEMS) discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution (HMIP) charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

     At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of 5,000(Pounds) and assessed costs of 5,754(Pounds). The prosecutors presentation focused primarily on the 1991 change in internal ITEMS procedures and, in particular, the source logging procedure. The prosecutor complimented ITEMS' investigation and efforts to locate the source and advised the court that ITEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HIMP inspectors as part of their training. In mitigation, ITEMS emphasized the significant infrastructure and expense undertaken by ITEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.


3. Except for the foregoing, GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

4. GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

LC970090.001